EXHIBIT 20.2

Compton Petroleum Corporation

Consolidated Financial Statements

December 31, 2008

Management’s Report

TO THE SHAREHOLDERS OF COMPTON PETROLEUM CORPORATION

The accompanying Consolidated Financial Statements of Compton Petroleum Corporation (the “Company”) are the responsibility of Management and have been prepared by Management in accordance with Canadian generally accepted accounting principles and policies stated in the notes to the Consolidated Financial Statements. Financial information contained throughout the annual report to shareholders is consistent with these financial statements.

The Company’s Board of Directors has approved the Consolidated Financial Statements on the recommendation of the Audit Finance and Risk Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedure are designed to provide reasonable assurance that information required to be disclosed in reports filed with securities regulatory authorities is recorded, processed, summarized and presented in accordance with Canadian and United States securities laws. Management has evaluated the effectiveness of the Company’s design and operation of disclosure controls and procedures as of December 31, 2008 and has concluded that the Company’s disclosure controls and procedures were effective.

MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control, as more fully described in Management’s Discussion and Analysis, includes policies and procedures designed to provide reasonable assurance relating to the reliability, completeness and timeliness of financial reporting. Management has assessed the effectiveness of the design and operation of internal control over financial reporting based on the Internal Control Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, (“COSO”). Based on this assessment, Management has concluded that, as of December 31, 2008, internal control over financial reporting was effective. Grant Thornton LLP, an independent firm of chartered accountants, appointed by shareholders, has provided independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2008.

T.S. GRANGER, P.ENG. (signed)	N.G. KNECHT, C.A. (signed)
President & Chief Executive Officer	Vice President Finance & Chief
Financial Officer

March 20, 2009

Independent Auditors' Report

To the Board of Directors and Shareholders of

Compton Petroleum Corporation

We have audited Compton Petroleum Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Compton Petroleum Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report. Our responsibility is to express an opinion on Compton Petroleum Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Compton Petroleum Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of earnings (loss) and other comprehensive income, retained earnings and cash flow for each of the three years in the period ended December 31, 2008 and our report dated March 20, 2009, expressed an unqualified opinion on those financial statements.

(Signed)
Calgary, Canada	‘Grant Thornton LLP’
March 20, 2009	Chartered Accountants

Independent Auditors' Report

To the Board of Directors and Shareholders of

Compton Petroleum Corporation

We have audited the accompanying consolidated balance sheets of Compton Petroleum Corporation as at December 31, 2008 and 2007 and the consolidated statements of earnings (loss) and other comprehensive income, retained earnings, and cash flow for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. Our audits of the financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2009 expressed an unqualified opinion on the effectiveness of internal controls over financial reporting.

(Signed)
Calgary, Canada	‘Grant Thornton LLP’
March 20, 2009	Chartered Accountants

Compton Petroleum Corporation

Consolidated Balance Sheets

As at December 31,	2008	2007
(thousands of dollars)

Assets

Current
Cash	$3,892	$8,665
Accounts receivable	65,217	83,144
Risk management gain (Note 18b)	8,284	1,835
Other current assets (Note 11)	12,163	19,772
Future income taxes (Note 17b)	-	2,606

	89,556	116,022

Property and equipment (Note 5)	2,088,668	2,116,834
Goodwill	9,933	9,933
Other assets (Note 11)	426	291
Risk management gain (Note 18b)	-	14,320

	$2,188,583	$2,257,400

Liabilities

Current
Accounts payable	$125,292	$150,796
Risk management loss (Note 18b)	-	8,832
Future income taxes (Note 17b)	2,403	542

	127,695	160,170

Bank debt (Note 6)	289,401	398,426
Senior term notes (Note 7)	539,920	433,762
Asset retirement obligations (Note 13)	34,281	36,696
Risk management loss (Note 18b)	-	1,585
Future income taxes (Note 17b)	302,834	293,494
Non-controlling interest (Note 4)	59,762	63,311

	1,353,893	1,387,444

Shareholders’ equity

Capital stock (Note 8b)	237,703	235,871
Contributed surplus (Note 14a)	33,030	24,233
Retained earnings	563,957	609,852

	834,690	869,956

	$2,188,583	$2,257,400

Commitments and contingent liabilities (Note 21)

On behalf of the Board

M.F. Belich, Q.C. (signed)	J.A. Thomson, C.A. (signed)
Director	Director

See accompanying notes to the consolidated financial statements

Compton Petroleum Corporation

Consolidated Statements of Earnings (Loss) and Other Comprehensive Income

Years ended December 31,	2008	2007	2006
(thousands of dollars, except per share data)

Revenue
Oil and natural gas revenues	$610,298	$506,218	$540,837
Royalties	(119,924)	(102,678)	(123,677)
	490,374	403,540	417,160
Expenses
Operating	113,792	101,478	102,643
Transportation	8,378	12,615	12,564
Strategic review and restructuring (Note 20)	32,568	-	-
General and administrative	33,146	31,328	26,231
Interest and finance charges (Note 10)	60,911	63,493	54,075
Depletion and depreciation	157,973	151,411	143,057
Foreign exchange and other (gains) and losses (Note 12)	113,782	(73,486)	(891)
Accretion of asset retirement obligations (Note 13)	3,142	2,718	2,257
Stock-based compensation (Notes 14e)	10,778	11,034	10,488
Risk management gain (Note 18c)	(21,539)	(6,014)	(63,721)
	512,931	294,577	286,703

Earnings (loss) before taxes and non-controlling interest	(22,557)	108,963	130,457

Income taxes (Note 17a)
Current	36	17	44
Future	14,788	(26,452)	(3,636)
	14,824	(26,435)	(3,592)

Earnings (loss) before non-controlling interest	(37,381)	135,398	134,049
Non-controlling interest (Note 4)	5,622	6,132	6,623

Net earnings (loss) and other comprehensive income	$(43,003)	$129,266	$127,426

Net earnings (loss) per share (Note 15)
Basic	$(0.33)	$1.00	$1.00

Diluted	$(0.33)	$0.98	$0.95

Consolidated Statements of Retained Earnings

Years ended December 31,	2008	2007	2006

(thousands of dollars)

Retained earnings, beginning of year
As previously reported	$609,852	$485,158	$360,719
Accounting policy adjustment (Note 2)	-	(1,320)	-
As adjusted	609,852	483,838	360,719
Net earnings (loss)	(43,003)	129,266	127,426
Premium on redemption of shares (Note 8b)	(2,892)	(3,252)	(2,987)

Retained earnings, end of year	$563,957	$609,852	$485,158

See accompanying notes to the consolidated financial statements

Compton Petroleum Corporation

Consolidated Statements of Cash Flow

Years ended December 31,	2008	2007	2006
(thousands of dollars)

Operating activities
Net earnings (loss)	$(43,003)	$129,266	$127,426
Amortization and other	7,422	8,648	1,996
Depletion and depreciation	157,973	151,411	143,057
Accretion of asset retirement obligations	3,142	2,718	2,257
Unrealized foreign exchange (gain) loss	106,425	(79,740)	(665)
Future income taxes	14,788	(26,452)	(3,636)
Unrealized risk management (gain) loss	(2,546)	5,467	(27,522)
Stock-based compensation	8,826	8,416	9,121
Asset retirement expenditures	(2,768)	(4,441)	(2,352)
Non-controlling interest	5,622	6,132	6,623
	255,881	201,425	256,305
Change in non-cash working capital (Note 19)	44,350	(23,366)	19,823

	300,231	178,059	276,128

Financing activities
Issuance (repayment) of bank debt	(109,025)	70,426	152,100
Issuance of senior notes	-	-	174,930
Issue costs on senior notes	-	-	(3,408)
Redemption of senior notes	-	-	(7,520)
Proceeds from share issuances, net	7,267	3,446	4,672
Distributions to partner	(9,172)	(9,171)	(9,171)
Redemption of common shares	(8,846)	(3,976)	(3,433)

	(119,776)	60,725	308,170

Investing activities
Property and equipment additions	(325,530)	(391,070)	(490,429)
Corporate acquisitions (Note 3)	-	(104,705)	-
Property acquisitions	(10,940)	(66,808)	(34,444)
Property dispositions	202,892	307,527	1,350
Change in non-cash working capital (Note 19)	(51,650)	13,061	(57,853)

	(185,228)	(241,995)	(581,376)

Change in cash	(4,773)	(3,211)	2,922

Cash, beginning of year	8,665	11,876	8,954

Cash, end of year	$3,892	$8,665	$11,876

See accompanying notes to the consolidated financial statements

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

1.	Significant accounting policies

Compton Petroleum Corporation (the “Company” or “Compton”) is in the business of the exploration for and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada within the framework of the accounting policies summarized below. Information prepared in accordance with accounting principles generally accepted in the United States is included in Note 22.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership in accordance with Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities”, as outlined in Note 4.

All amounts are presented in Canadian dollars unless otherwise stated.

b)	Measurement uncertainty

The timely preparation of financial statements requires that Management make estimates and assumptions and use judgment regarding the measurement of assets, liabilities, revenues, and expenses. Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements. Accordingly, actual results may materially differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion and depreciation, and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves. By their nature, these estimates of reserves, costs, and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

The calculation of asset retirement obligations include estimates of the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement. The impact of future revisions to these assumptions on the consolidated financial statements of future periods could be material.

The amount of stock based compensation expense is subject to uncertainty due to the Company’s best estimate of whether or not performance will be achieved and obligations incurred.

The estimated fair value of risk management contracts are subject to measurement uncertainty as future commodity prices and exchange rates are used in the valuation.

The values of pension assets and obligations and the amount of pension costs charged to earnings depend on certain actuarial and economic assumptions which by their nature are subject to measurement uncertainty.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

1.	Significant accounting policies (continued)

c)	Property and equipment

i)	Capitalized costs

The Company follows the full cost method of accounting for its petroleum and natural gas operations within one Canadian cost centre. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses, costs of drilling both producing and non-producing wells, production facilities, future asset retirement costs, and certain general and administrative expenses directly related to exploration and development activities.

Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs, other than major turnaround costs, are expensed as incurred. Major turnaround costs are included in property and equipment when incurred and charged to depletion and depreciation in the consolidated statements of earnings and other comprehensive income over the estimated period of time to the next scheduled turnaround.

ii)	Depletion and depreciation

Depletion and depreciation of property and equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred. Estimated future costs to be incurred in developing proved reserves are included in costs subject to depletion and estimated salvage values are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Depreciation of certain midstream facilities is provided for on a straight line basis over 30 years and depreciation of office equipment is provided for on a declining balance basis using rates which range from 20% to 30% per year.

iii)	Impairment test

At each reporting period the Company performs an impairment test to determine the recoverability of capitalized costs associated with reserves. An impairment loss is recognized when the carrying amount of a cost centre is not recoverable. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves plus the costs of unproved properties. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of the fair value of discounted proved and probable reserves and the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

1.	Significant accounting policies (continued)

iv)	Asset retirement obligations

The Company recognizes the present value of estimated asset retirement obligations on the consolidated balance sheet when a reasonable estimate can be made. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as well sites, pipelines, and facilities. The asset retirement cost, equal to the initial estimated present value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Asset retirement costs are amortized using the unit-of-production method and are included in depletion and depreciation in the consolidated statement of earnings and other comprehensive income. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligations in the consolidated statements of earnings and other comprehensive income.

Actual expenditures incurred are charged against the accumulated obligation.

v)	Inventories

Physical inventory is a tangible asset substantially made up of spare parts with a useful life that extends beyond one year. It is held for re-deployment rather than re-sale and is therefore, included in property and equipment and depreciated on a per unit of production basis.

d)	Goodwill

Goodwill is recorded on a business acquisition when the purchase price is in excess of the fair values assigned to assets acquired and liabilities assumed. Goodwill is not amortized and an impairment test is performed at least annually to evaluate the carrying value. To assess impairment, the fair value of the consolidated entity, excluding the Mazeppa Processing Partnership, is determined and compared to the carrying value. If the fair value is less than the carrying value then a second test is performed to determine the amount of the impairment. Any loss recognized is equal to the difference between the implied fair value and the carrying value of the goodwill.

e)	Financial instruments and derivatives

Financial instruments are any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are identified by the Company through a review of typical financial transactions and risk management activities. The Company also reviews non-financial contracts for potential embedded derivatives. Once identified, the financial instruments are classified and measured as disclosed below.

Financial instruments are measured at fair value on initial recognition of the instrument except in specific circumstances. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held for trading”, “available for sale”, “held to maturity”, “loans and receivables” or “other financial liabilities” as defined by the standards.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

1.	Significant accounting policies (continued)

Financial assets and financial liabilities “held for trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available for sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial instruments “held to maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method.

Cash, and deposits included in other current assets, are classified as “held for trading” and are measured at carrying value which approximates fair value due to the short term nature of these instruments. Investments included in other current assets are designated as “held for trading”, accounts receivable are classified as “loans and receivables” and accounts payable, bank debt and senior term notes are classified as “other financial liabilities”. Transaction costs, premiums and discounts associated with the issuance of senior term notes are netted against the notes and amortized to earnings using the effective interest method.

Derivative financial instruments are classified as “held for trading” and are recorded at fair value based on quoted market prices or third party market indications and forecasts. Fluctuations are recorded in earnings as risk management gains and losses during each reporting period. The Company uses derivative financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates, and interest rates as outlined in Note 18. The Company does not designate any of its current risk management activities as accounting hedges.

f)	Joint operations

Certain petroleum and natural gas activities are conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

g)	Earnings per share amounts

The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price for the period. Basic net earnings per common share are determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by giving effect to the potential dilution that would occur if stock options were exercised.

h)	Income taxes

Income taxes are recorded using the liability method of accounting. Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Changes in income tax rates are reflected in the period in which the rates are substantively enacted.

i)	Revenue recognition

Revenue associated with the production and sale of crude oil, natural gas, and natural gas liquids owned by the Company is recognized when title passes to the customer and delivery has taken place. Revenue as reported, represents the Company’s share and is presented before royalty payments to governments and other mineral interest owners. Other revenue is recognized in the period that the service is provided to the customer.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

1.	Significant accounting policies (continued)

j)	Stock-based compensation plan

The Company records compensation expense in the consolidated statements of earnings (loss) and other comprehensive income for stock options granted to directors, officers, and employees using the fair-value method. Compensation costs are recognized over the vesting period and the fair values are determined using the Black-Scholes option pricing model.

Contributions to the Company’s stock savings plan are recorded as compensation expense as incurred.

k)	Restricted share unit plan

The company records compensation expense in the consolidated statements of earnings (loss) and other comprehensive income for restricted share units granted to directors, officers, and employees using the intrinsic value method. Compensation costs are recognized over the vesting period and the intrinsic values are determined as the market value of the units for directors and officers, and in the case of employees $12.00 represents the intrinsic value of the award.

l)	Foreign currency translation

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the period-end exchange rate, with any resulting gain or loss recorded in the consolidated statement of earnings and other comprehensive income.

m)	Dividend policy

The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

n)	Defined benefit pension plan

The Company accrues for obligations under a defined benefit pension plan and the related costs, net of plan assets for employees of Mazeppa Processing Partnership. The cost of the pension is actuarially determined using the projected benefit method based on length of service and reflects Management’s best estimate of expected plan investment performance, salary escalation, and retirement age of employees.

o)	Cash and cash equivalents

Cash and cash equivalents consist of cash in bank accounts, less outstanding cheques and short term deposits, if any.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

1.	Significant accounting policies (continued)

p)	Recent accounting pronouncements

On January 1, 2009 the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Intangible Assets”. The new section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets and replaces the existing Handbook Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Intangible assets associated with the exploration and development of oil and gas assets are specifically excluded under the new standard. The Company is evaluating the implications but expects no material impact on the consolidated financial statements.

In February 2008 the Accounting Standards Board (“AcSB”) confirmed the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to International Financial Reporting Standards (“IFRS”) and set the date for convergence at January 1, 2011. The Company is in the process of scoping the magnitude of the conversion project, identifying areas where differences exist between GAAP and IFRS and identifying areas where significant choices exist between alternative accounting treatments. The Company expects the transition to IRFS to have an impact on the consolidated financial statements.

q)	Reclassification

Certain amounts disclosed for prior years have been reclassified to conform with current year presentation.

2.	Changes in significant accounting policies

On January 1, 2008, the Company adopted the CICA Handbook Section 3031, “Inventories”, Handbook Section 1400, “General Standards of Financial Statement Presentation”, Handbook Section 3862, “Financial Instruments – Disclosures”, Handbook Section 3863, “Financial Instruments - Presentation”, and Handbook Section 1535, “Capital Disclosures”.

The adoption of these standards has had no significant impact on the Company’s consolidated financial statements. The effects of the implementation of the new standards are discussed below.

a)	Inventories

The new standard replaces the previous standard and requires the consistent grouping of like assets and the application of the first-in-first-out or weighted average cost formula methodology. Spare parts inventory are tangible assets with a useful life that extends beyond one year and are held for re-deployment rather than re-sale. As such, they have been included in property and equipment and are depreciated on a per unit of production basis.

b)	General standards of financial statement presentation

The new standard requires assessing an entity’s ability to continue as a going concern and disclosing such if any uncertainty exists.

c)	Financial instruments disclosure and presentation

The new standards require increased disclosure of financial instruments with particular emphasis on the risks associated with recognized and unrecognized financial instruments and how those risks are managed by the Company as disclosed in Note 18.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

2.	Changes in significant accounting policies (continued)

d)	Capital disclosures

The new standard requires disclosure about the Company’s objectives, policies and process for managing its capital structure as disclosed in Note 9.

On January 1, 2007 the Company adopted the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. Transitional provisions were outlined within the standard that required retroactive adjustment without restatement of prior periods. In addition, the provisions required that upon adoption at January 1, 2007, transitional adjustments, net of tax, be recognized in the opening balance of retained earnings. The net effect to retained earnings as a result of the transitional provisions was $1.3 million.

3.	Business combinations

On August 15, 2007 and December 21, 2007, respectively, the Company acquired all of the issued and outstanding shares of Stylus Energy Inc. (“Stylus”) and WIN Energy Corporation (“WIN”). Both entities were independent exploration and production companies with operations in the Company’s core areas. The business combinations have been accounted for using the purchase method with results of operations included in the consolidated financial statements from the date of acquisition. If the purchase price is in excess of the fair value of net assets acquired, goodwill is recorded.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Net assets acquired	Stylus	WIN	Total
Working capital	$(17,209)	$(2,010)	$(19,219)
Petroleum and natural gas properties	106,916	23,483	130,399
	89,707	21,473	111,180
Future income taxes	(12,288)	9,114	(3,174)
Asset retirement obligations	(4,402)	(919)	(5,321)
Goodwill	2,020	-	2,020
	$75,037	$29,668	$104,705
Consideration
Cash	$73,782	$29,414	$103,196
Transaction costs	1,255	254	1,509

	$75,037	$29,668	$104,705

During the year ended December 31, 2007, both companies were wound up into Compton Petroleum Corporation.

4.	Non-controlling interest

Mazeppa Processing Partnership (“MPP” or “the Partnership”) is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP. However, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP’s operations. Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities, and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

4.	Non-controlling interest (continued)

As at December 31,	2008	2007

Non-controlling interest, beginning of year	$63,311	$66,350
Earnings attributable to non-controlling interest	5,622	6,132
Distributions to limited partner	(9,171)	(9,171)

Non-controlling interest, end of year	$59,762	$63,311

Commencing May 1, 2004, pursuant to the terms of a processing agreement between Compton and MPP, Compton pays a monthly fee to MPP for the transportation and processing of natural gas through the MPP owned facilities. The fee is comprised of a fixed base of $764 thousand per month plus MPP operating costs, net of third party revenues. These amounts are eliminated from revenues and expenses on consolidation.

The processing agreement has a five year term ending April 30, 2009, at which time Compton may renew the agreement under terms determined at that time or purchase the Partnership units for the predetermined amount of $55 million, deemed to be fair value. In the event that the Company does not renew the processing agreement nor exercise the purchase option, the limited partner may dispose of the Partnership units to an independent third party.

Prior to year end the Company entered into negotiations with the owners of MPP to renew the processing and related agreements. Final agreements have not yet been signed. However, the Company anticipates that the agreements will be renewed for a further five year period.

MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Company pursuant to the processing agreement. The maximum liability at December 31, 2008 was $3.06 million (2007 - $12.2 million) payable over the remaining term of the processing agreement. The Company has determined that its exposure to loss under these arrangements is negligible.

5.	Property and equipment

As at December 31, 2008	Cost	Accumulated depletion and depreciation	Net

Exploration and development costs	$2,235,704	$(727,616)	$1,508,088
Production equipment and processing facilities	700,823	(137,607)	563,216
Future asset retirement costs	14,383	(5,604)	8,779
Office equipment	17,684	(9,099)	8,585

	$2,968,594	$(879,926)	$2,088,668

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

5.	Property and equipment (continued)

As at December 31, 2007	Cost	Accumulated depletion and depreciation	Net

Exploration and development costs	$2,145,866	$(603,867)	$1,541,999
Production equipment and processing facilities	658,870	(105,720)	553,150
Future asset retirement costs	19,940	(5,396)	14,544
Office equipment	14,111	(6,970)	7,141

	$2,838,787	$(721,953)	$2,116,834

During the year, $8.9 million (2007 - $9.6 million, 2006 - $10.5 million) relating to employee salaries, insurance costs, and overhead recoveries determined in accordance with industry standards, were capitalized.

As at December 31, 2008, future capital expenditures of $288.7 million (2007 - $318.3 million, 2006 - $329.7 million), as estimated by independent reserve engineers, relating to the development of proved reserves have been included in costs subject to depletion. The estimated salvage value of production equipment and processing facilities at December 31, 2008 was $114.5 million (2007 - $130.1 million, 2006 - $120.1 million) and was excluded from costs subject to depletion. Undeveloped properties with a cost at December 31, 2008 of $128.7 million (2007 - $260.6 million, 2006 - $202.9 million) included in exploration and development costs, have not been subject to depletion.

Prices used in the evaluation of the carrying value of the Company’s reserves for the purposes of the impairment test were:

As at December 31, 2008	Natural Gas (AECO C spot)	Crude Oil (Edmonton par 40 API)	NGL
	$ per MMbtu	$ per bbl	$ per bbl

2009	$7.20	$67.24	$69.29
2010	$7.89	$80.48	$82.90
2011	$8.21	$87.85	$90.49
2012	$8.72	$93.92	$96.73
2013	$9.24	$99.81	$102.81
Approximate % increase thereafter	2.0%	2.0%	2.0%

6.	Credit facilities

As at December 31,	2008	2007

Authorized	$500,000	$500,000

Prime rate	$20,000	$50,000
Bankers’ Acceptance	270,000	350,000
Discount to maturity	(599)	(1,574)

Utilized	$289,401	$398,426

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

6.	Credit facilities (continued)

As at December 31, 2008, the Company had arranged a $500 million authorized senior credit facility with a syndicate of banks. Advances under the facilities can be drawn and currently bear interest as follows:

Prime rate plus 0.35%

Bankers’ Acceptance rate plus 1.35%

LIBOR rate plus 1.35%

As at year end prime and 30 day bankers acceptance rates were 3.50% and 1.679% respectively.

Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. The facilities reached term on July 2, 2008 and were renewed under the same terms and conditions to July 2, 2009. If not renewed in 2009 they will mature 366 days later on July 3, 2010.

Certain syndicate members representing $90 million of the facility, have elected not to extend their participation beyond the term date of the renewed facility, July 2, 2009.

The amount that may be drawn on the facility is limited by a provision contained in the senior term note trust indenture. The provision limits secured debt to an amount not to exceed an adjusted consolidated net tangible asset value (“ACNTA”) as defined in the indenture. The ACNTA calculation is made quarterly and is based upon year end reserves utilizing December 31, 2008 constant dollar prices. A preliminary ACNTA calculation at December 31, 2008 indicates that drawings on our secured debt may be limited to approximately $375 million as a result of this provision.

The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Company’s assets and undertakings.

7.	Senior term notes

As at December 31,	2008	2007

Senior term notes
US$450 million, 7.625% due December 1, 2013	$551,070	$444,645
Unamortized transaction costs	(11,150)	(10,883)

Carrying value	$539,920	$433,762

On November 22, 2005, a wholly owned subsidiary of the Company issued US$300 million senior term notes maturing December 1, 2013. On April 4, 2006, an additional US$150 million was issued under the same terms and conditions as the original issue. The notes bear interest at 7.625%, are unsecured and are subordinate to the Company’s bank credit facilities. The yield to maturity, using the effective interest method, is 8.15% as at December 31, 2008.

The notes are not redeemable by the Company prior to December 1, 2010, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

December 1, 2009	103.813%
December 1, 2010	101.906%
December 1, 2011 and thereafter	100.000%

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

8.	Capital stock

a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

b)	Issued and outstanding

As at December 31,	2008		2007
	Number of Shares	Amount	Number of Shares	Amount
	(000s)		(000s)
Common shares outstanding,
beginning of year	129,098	$235,871	128,503	$231,992
Shares issued for services	50	490	-	-
Shares issued under stock option plan	1,388	10,363	993	4,603
Shares repurchased	(4,776)	(9,021)	(398)	(724)

Common shares outstanding,
end of year	125,760	$237,703	129,098	$235,871

The Company maintains a normal course issuer bid program that will expire on March 24, 2009. Under the current program, the Company may purchase for cancellation up to 6 million of its common shares, representing approximately 5% of the issued and outstanding common shares at the time the bid received regulatory approval. During the year, the Company purchased for cancellation 4,775,900 common shares at an average price of $1.85 per share (2007 – 398,300 common shares at an average price of $9.98 per share) pursuant to the normal course issuer bid. Any excess of the purchase price over book value has been charged to retained earnings, and any excess of the book value over the purchase price has been charged to contributed surplus. Currently, the Company does not intend to renew the program upon expiry.

c)	Shareholder rights plan

The Company has a shareholder rights plan (the “Plan”) to ensure all shareholders are treated fairly in the event of a take-over offer or other acquisition of control of the Company.

Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding. In the event that an acquisition of 20% or more of the Company’s shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder, other than holders not in compliance with the Plan, to acquire a common share at a 50% discount to the market price at that time.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

9.	Capital structure

The Company’s capital structure is comprised of shareholders’ equity plus long-term debt. The Company’s objectives when managing its capital structure are to:

a)	ensure the Company can meet its financial obligations,
b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets, and
c)	finance internally generated growth and potential acquisitions.

Compton manages its capital structure based on changes in economic conditions and the Company’s planned capital requirements. Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

The Company monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to adjusted earnings before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligation, and foreign exchange and other (“adjusted EBITDA”).

Compton targets a total net debt to capitalization ratio of between 40% and 50% calculated as follows:

As at December 31,	2008	2007

Senior term notes	$551,070	$444,645
Associated unrealized risk management (gain)	-	(14,146)
	551,070	430,499
Bank debt	290,000	400,000
Long-term debt	841,070	830,499
Adjusted working capital deficiency*	44,020	39,215
Total net debt	885,090	869,714
Total shareholder’s equity	834,690	869,956

Total capitalization	$1,719,780	$1,739,670

Total net debt to capitalization ratio	51%	50%
* Adjusted working capital excludes risk management items and related future income taxes

The Company’s total net debt to capitalization increased marginally from 50% at December 31, 2007 to 51% at December 31, 2008 largely as a result of the translation of the Company’s US dollar denominated senior term notes, which impacts the carrying value of the senior term notes and also shareholders’ equity.

Compton’s senior term notes, due December 2013, are translated into Canadian dollars at the then prevailing exchange rate at period end. Any change from the prior period is recognized as an unrealized foreign exchange gain or loss and decreases or increases the carrying value of the notes. The carrying value of the notes at December 31, 2008 increased $106.4 from December 31, 2007 as a result of the rapid depreciation of the Canadian dollar during the fourth quarter and the resulting unrealized foreign exchange loss. The unrealized loss, net of tax, also reduces shareholders’ equity.

Excluding the impact of this unrealized foreign exchange loss on the carrying value of the notes and equity, the Company’s total debt to capitalization ratio would be 46%.

In 2007, the Company entered into foreign exchange contracts relating to the senior term notes that effectively fixed the liability in Canadian dollars through to December 2010. The unrealized risk management gain at December 31, 2007 was recognized as a reduction to the notes. During the third quarter of 2008, the Company sold all of these contracts realizing net proceeds of $31.4 million which was applied to bank debt together with the net proceeds on the sale of certain non-core properties.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

9.	Capital structure (continued)

Compton targets a total net debt to adjusted EBITDA of 2.5 to 3.0 times. At December 31, 2008 total net debt to adjusted EBITDA was 2.9x (December 31, 2007 – 3.5x) calculated on a trailing 12 month basis as follows:

As at December 31,	2008	2007

Total net debt	$885,090	$869,714

12 months ended December 31,	2008	2007

Net earnings (loss)	$(43,003)	$129,266
Add (deduct)
Interest and finance charges	60,911	63,493
Income taxes	14,824	(26,435)
Depletion and depreciation	157,973	151,411
Accretion of asset retirement obligations	3,142	2,718
Foreign exchange and other (gains) and losses	113,782	(73,486)

Adjusted EBITDA	$307,629	$246,967

Total net debt to adjusted EBITDA	2.9x	3.5x

Compton is subject to certain financial covenants relating to its credit facility and senior notes and at December 31, 2008 was in compliance with all such financial covenants.

10.	Interest and finance charges

Amounts charged to expense during the year ended are as follows:

Years ended December 31,	2008	2007	2006

Interest on bank debt, net	$20,280	$22,476	$14,243
Interest on senior term notes	38,228	38,345	35,880
Other finance charges	2,403	2,672	3,952

Total interest and finance charges	$60,911	$63,493	$54,075

Other finance charges include lease financing, bank service charges and fees as well as other miscellaneous expenses.

The effective interest rate on bank debt at December 31, 2008 was 5.4% (2007 – 6.5%, 2006 – 5.6%).

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

11.	Other assets

As at December 31,	2008	2007

Defined benefit pension plan	$440	$277
Other	(14)	14

Total other assets	$426	$291

Other current assets include crown royalty deposits, prepaid expenses, and marketable securities for a total of $12.2 million.

12.	Foreign exchange and other (gains) and losses

Years ended December 31,	2008	2007	2006

Foreign exchange (gain) loss on translation of US$ debt	$106,425	$(79,740)	$(665)
Other foreign exchange (gain) loss	(82)	1,023	(226)
Marketable securities valuation loss	7,439	5,231	-

Foreign exchange and other (gains) and losses	$113,782	$(73,486)	$(891)

13.	Asset retirement obligations

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and natural gas assets:

As at December 31,	2008	2007

Asset retirement obligations, beginning of year	$36,696	$29,791
Liabilities incurred	2,923	8,719
Liabilities settled and disposed	(6,345)	(4,532)
Accretion expense	3,142	2,718
Revision of estimate	(2,135)	-

Asset retirement obligations, end of year	$34,281	$36,696

The total undiscounted amount of estimated cash flows required to settle the obligations was $238.4 million (2007 - $246.6 million), which has been discounted using a credit-adjusted risk free rate of 10.9% (2007 – 10.8%). Due to the Company’s long reserve life, the majority of these obligations are not expected to be settled until well into the future. Settlements will be funded from general Company resources at the time of retirement and removal.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

14.	Stock-based compensation plans

a)	Stock option plan

The Company has a stock option plan for employees, including directors and officers. The exercise price of each option approximated the market price for the common shares on the date the option was granted. Options granted under the plan before June 1, 2003 are fully exercisable and will expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

The following tables summarize the information relating to stock options:

As at December 31,	2008		2007
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	(000s)		(000s)

Outstanding, beginning of year,	12,084	$8.49	11,611	$7.79
Granted	1,512	$3.97	2,074	$11.02
Exercised	(1,388)	$5.24	(993)	$3.47
Forfeited	(1,077)	$10.66	(608)	$11.97

Outstanding, end of year	11,131	$8.07	12,084	$8.49

Exercisable, end of year	7,428	$7.59	7,240	$6.20

The range of exercise prices of stock options outstanding and exercisable at December 31, 2008 is as follows:

	Outstanding options			Exercisable options
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number options outstanding	Weighted average exercise price
	(000s)			(000s)
$1.08 - $1.99	1,655	3.2	$1.38	650	$1.83
$2.00 - $3.99	1,597	2.2	$3.12	1,597	$3.12
$4.00 - $6.99	1,070	2.9	$4.27	1,068	$4.27
$7.00 - $9.99	1,541	1.6	$8.02	1,163	$7.72
$10.00 - $11.99	2,508	2.5	$11.21	1,262	$11.08
$12.00 - $13.99	1,499	1.7	$12.63	1,025	$12.62
$14.00 - $18.39	1,261	2.1	$14.72	663	$14.70

	11,131	2.3	$8.07	7,428	$7.59

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

14.	Stock-based compensation plans (continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighed average assumptions for grants as follows:

Years ended December 31,	2008	2007	2006

Weighted average fair value of options granted	$1.20	$4.23	$6.90
Risk-free interest rate	2.3%	4.1%	4.0%
Expected life (years)	3.5	5.0	5.0
Expected volatility	53.2%	39.0%	43.5%

The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

As at December 31,	2008	2007

Contributed surplus, beginning of year	$24,233	$16,974
Stock-based compensation expense	8,826	8,416
Stock options exercised	(3,096)	(1,157)
Excess of book value over purchase price
on normal course issuer bid	3,067	-

Contributed surplus, end of year	$33,030	$24,233

b)	Restricted share unit plan

On March 1, 2008, the Company implemented a Restricted Share Unit Plan (“RSU” or “the Plan”) for employees, officers and directors. The purpose of the Plan is to attract and retain personnel necessary to the successful operation of the Company and promote greater alignment of their interests to that of Compton’s shareholders. Under the Plan and at the direction of the Board of Directors, RSUs may be granted to persons eligible under the Plan. Generally RSUs so granted vest over three years commencing with the first anniversary date of the grant and entitles the holder to receive a cash payment equal to the fair market value of one common share of Compton per vested RSU. As at December 31, 2008 there are 771,333 RSUs outstanding under the Plan. During the period ended December 31, 2008, the Board of Directors fixed a minimum cash payment amount of $12.00 per RSU, relating to 443,000 RSU’s granted to employees excluding those granted to officers and directors of the Company.

In accordance with CICA Handbook section 3870 the Company recognizes, as compensation costs, the change in the intrinsic value of the RSUs over the vesting period. During the year ended December 31, 2008 the Company recognized, within stock-based compensation, $2.9 million (December 31, 2007 - $nil) of compensation costs related to outstanding RSUs. The corresponding liability is included in accounts payable as at December 31, 2008. All outstanding RSUs expire in 2011.

c)	Share appreciation rights plan

CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights (“SARs”). During the year ended December 31, 2008, it has been determined the SARs have no value and the liability related to the variable component of these SARs amounts to $nil, (2007 - $1.0 million). All outstanding SARs having a variable component expire at various times through to 2011.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

14.	Stock-based compensation plans (continued)

d)	Employee retention program

In recognition of the shortage of qualified personnel that existed within the industry, the Company implemented an Employee Retention program in July 2006 for its existing employees at the time, excluding officers and directors. Under the program, the Company incurred additional compensation costs of $4.0 million, in July 2007, $2.6 million of which was recognized in 2007 and the balance in 2006. Amounts paid under the program were determined in relation to the market value of the Company’s capital stock and accordingly have been included in stock-based compensation. No further obligation exists pursuant to this program.

e)	Stock-based compensation expense

The following table presents amounts charged to stock-based compensation expense during the year ended are as follows:

Years ended December 31,	2008	2007	2006

Stock option plan	$8,826	$8,416	$9,121
Restricted share unit plan	2,922	-	-
Share appreciation rights plan	(970)	-	-
Employee retention program	-	2,618	1,367

	$10,778	$11,034	$10,488

15.	Per share amounts

The following table summarizes the common shares used in calculating net earnings per common share:

Years ended December 31,	2008	2007	2006
	(000s)	(000s)	(000s)

Weighted average common shares
outstanding – basic	129,500	128,993	127,820
Effect of stock options	2,531	3,546	5,806

Weighted average common shares
outstanding - diluted	132,031	132,539	133,626

In calculating diluted earnings per common share for the year ended December 31, 2008, the Company excluded 5,666,075 options (2007 – 5,553,700 options, 2006 – 1,537,100) as the exercise price was greater than the average market price of its common shares in those years.

In the case of a loss, the effect of stock options potentially exercisable on diluted net loss per share is anti-dilutive. Therefore basic and diluted net loss per share are the same.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

16.	Defined benefit pension plan

There are 36 employees of MPP currently enrolled in a co-sponsored, defined benefit pension plan. Information relating to the MPP retirement plan is outlined below:

As at December 31,	2008	2007

Accrued benefit obligation
Accrued benefit obligation – beginning of year	$7,695	$7,717
Current service cost	377	401
Interest cost	439	403
Benefits paid	(167)	(121)
Actuarial (gain) loss	(2,257)	(705)

Accrued benefit obligation – end of year	$6,087	$7,695

Fair value of plan assets
Fair value of plan assets – beginning of year	$6,897	$6,635
Employee contributions	92	87
Employer contributions	461	460
Benefits paid	(167)	(121)
Actual return on plan assets	(1,253)	(164)

Fair value of plan assets – end of year	$6,030	$6,897

Accrued benefit asset
Funded status – plan assets less than benefit obligation	$(57)	$(798)
Unamortized net actuarial (gain) loss	(158)	352
Unamortized past service costs	655	723

Accrued benefit asset, included in other assets (Note 11)	$440	$277

Economic Assumptions used to determine benefit obligation and periodic expense were:

Years ended December 31,	2008	2007

Discount rate	5.5%	5.0%
Expected rate of return on assets	7.0%	7.0%
Rate of compensation increase	3.5%	3.5%
Average remaining service period of covered employees	16 years	16 years

Actuarial evaluations are required every three years, the next evaluation being January 1, 2009. The actuaries are in the process of completing the full 2009 evaluation applying the same assumptions and expectations as outlined above. The Company does not expect any material changes to any of the metrics as a result of this evaluation.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

16.	Defined benefit pension plan (continued)

Pension expense, included in MPP operating costs, is as follows:

Years ended December 31,	2008	2007

Current service cost, net of employee contributions	$348	$307
Interest on accrued benefit obligation	439	403
Return on assets	(495)	(479)
Amortization of past service cost	69	69

Pension expense, included in operating expense	$361	$300

MPP expects to contribute $285 thousand to the plan in 2009, based on the 2006 valuation report funding requirements. This amount could change based on the outcome of the 2009 valuation.

17.	Income taxes

a)	The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

Years ended December 31,	2008	2007	2006

Earnings (loss) before taxes and non-controlling interest	$(22,557)	$108,963	$130,457

Canadian statutory rates	29.5%	32.1%	34.5%
Expected income taxes	$(6,654)	$34,977	$45,008
Effect on taxes resulting from:
Non-deductible Crown charges	-	-	2,145
Resource allowance	-	-	(1,987)
Non-deductible stock-based compensation	2,611	2,704	3,147
Effect of tax rate changes and temporary
differences recorded at future rates	1,870	(50,470)	(49,655)
Non-taxable capital (gains) losses	14,260	(11,651)	(115)
Other	2,737	(1,995)	(2,135)

Provision for income taxes	$14,824	$(26,435)	$(3,592)

Current	$36	$17	$44
Future	14,788	(26,452)	(3,636)

	$14,824	$(26,435)	$(3,592)

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

17.	Income taxes (continued)

A significant portion of the Company’s taxable income is generated by a partnership. Income taxes are incurred on the majority of the partnership’s taxable income in the year following its inclusion in the Company’s consolidated net earnings. Current income tax is dependent upon the amount of capital expenditures incurred and the method of deployment.

During the fourth and second quarters of 2007, the Canadian federal government, enacted income tax rate changes.

b)	Future income taxes are classified on the balance sheet as:

As at December 31,	2008	2007

Current asset	$-	$(2,606)
Current liability	2,403	542
Non-current liability	302,834	293,494

Net future income tax liability	$305,237	$291,430

The net future income tax liability is comprised of:

As at December 31,	2008	2007

Future income tax liabilities
Property and equipment in excess of tax values	$283,948	$252,594
Timing of partnership items	69,290	43,857
Foreign exchange gain on long-term debt	3,170	18,340
Other	1,910	-
Future income tax assets
Non-capital losses carried forward	(36,714)	(5,422)
Attributed Canadian royalty income	(7,795)	(7,810)
Asset retirement obligations	(8,572)	(9,177)
Other	-	(952)

Net future income tax liability	$305,237	$291,430

The non-capital losses available for carry forward to reduce taxable income in future years expire between 2011 and 2028.

18.	Financial instruments and risk management

At December 31, 2008, the Company’s financial assets and liabilities consist of cash, accounts receivable, other current assets, accounts payable, bank debt, senior term notes and risk management assets and liabilities relating to the use of derivative financial instruments.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

18.	Financial instruments and risk management (continued)

a)	Fair value of financial assets and liabilities

The carrying amount and fair value of financial assets and liabilities were as follows:

As at December 31,	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Held for trading
Cash	$3,892	$3,892	$8,665	$8,665
Other current assets	12,163	12,163	19,772	19,772
Risk management assets*	8,284	8,284	16,155	16,155
Loans and receivables
Accounts receivable	65,217	65,217	83,144	83,144
Financial liabilities
Held for trading
Risk management liabilities*	$-	$-	$10,417	$10,417
Other financial liabilities
Accounts payable	125,292	125,292	150,796	150,796
Bank debt	289,401	289,401	398,426	398,426
Senior term notes	539,920	154,300	433,762	415,743
* includes current and non-current

The carrying amount of cash, accounts receivable, other current assets, accounts payable, and bank debt approximate fair value due to the short term nature of these instruments and variable rates of interest. The senior term notes trade in the US and the estimated fair value was determined using quoted market prices. Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party indicators and forecasts.

b)	Risk management assets and liabilities

i)	Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

As at December 31,	2008	2007
Unrealized gain
Current asset	$8,284	$1,835
Non-current asset	-	14,320

Unrealized loss
Current liability	-	(8,832)
Non-current liability	-	(1,585)

Total unrealized gain	$8,284	$5,738

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

18.	Financial instruments and risk management (continued)

ii)	Net fair value of commodity positions

On December 31, 2008, the Company had the following commodity contracts in place:

Commodity	Term	Daily Notional Volume	Average Price	Mark-to- Market
				gain (loss)
Natural Gas
Winter collar	Nov./08 – Mar./09	30,000 GJ/d	$8.00 - $9.53/GJ	$5,209
Winter fixed	Nov./08 – Mar./09	10,000 GJ/d	$8.10/GJ	1,820
Summer collar	Apr./09 – Oct./09	15,000 GJ/d	$6.25 - $7.18/GJ	1,255
Total unrealized commodity gain				$8,284

c)	Risk management gains and losses

Risk management gains and losses recognized in the consolidated statements of earnings (loss) and other comprehensive income during the years relating to commodity prices and foreign currency transactions are summarized below:

Years ended December 31,	Commodity Contracts	Foreign Currency	2008 Total	2007 Total	2006 Total

Unrealized change in fair value	$(6,493)	$3,947	$(2,546)	$5,467	$(27,522)
Realized cash settlements	8,367	(27,360)	(18,993)	(11,481)	(36,199)

Total (gain) loss	$1,874	$(23,413)	$(21,539)	$(6,014)	$(63,721)

The gains and losses realized during the year on the electricity contract are included in operating expenses.

d)	Risk associated with financial assets and liabilities

The Company is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

i)	Market risk

Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

•	Commodity price risk

The Company is exposed to commodity price movements as part of its normal oil and gas operations. Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices and the resulting impact on cash flows. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold. Prices are marked to industry benchmarks specifically to AECO monthly prices for gas contracts. Prices are valued in Canadian dollars unless otherwise disclosed. The Company does not use derivative contracts for speculative purposes.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

18.	Financial instruments and risk management (continued)

At December 31, 2008, with respect to commodity contracts in place on that date, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and negatively impacted before tax earnings by approximately $1.6 million. A similar decline in commodity prices would have had the opposite impact.

•	Foreign exchange rate risk

Compton is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Company’s expenses are denominated in Canadian dollars. To mitigate the exposure to the fluctuating Canada/US exchange rate the Company maintains a mix of US and Canadian dollar denominated debt. In addition, when appropriate, Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars to manage the risk.

With Board of Director approval, during 2007, the Company entered into a series of foreign exchange contracts relating to the US$450 million senior notes due December 1, 2013. Additionally, the Company entered into a series of foreign exchange contracts relating to the semi-annual interest settlement obligations until November 30, 2010. During the period ended September 30, 2008 the Company sold the foreign exchange contracts for proceeds of $34.7 million in contemplation of a corporate transaction.

At December 31, 2008, with respect to the Company’s senior term notes, a $0.01 change in the US$/Cdn$ exchange rate would impact the value of the notes by $4.5 million and increase or decrease before tax earnings by $0.3 million.

•	Interest rate risk

The Company is exposed to interest rate risk principally associated with borrowings. Floating rates, associated with bank debt, expose the Company to short-term movements in interest rates. Fixed rates, associated with senior term notes, introduce risk at the time of maturity if replacement bonds are issued.

The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Entering into interest rate swap transactions, when deemed appropriate, is another means of managing the fixed/floating rate debt portfolio mix.

During the period ended September 30, 2008 the Company collapsed the cross currency interest rate swap contract at a cost of $3.6 million in contemplation of a corporate transaction.

The Company’s cashflows are impacted by changes in interest rates on the floating rate bank debt. At December 31, 2008 a 100bps change in interest rates would have impacted before tax earnings by $3.8 million (2007 - $3.5 million, 2006 - $2.5 million) assuming the change in interest rates occurred at the beginning of the year.

ii)	Credit risk

The Company is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Company.

A significant portion of Compton’s accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks. The allowance for doubtful accounts is less than 1% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners. Substantially all of the receivable balances at December 31, 2008 were current.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

18.	Financial instruments and risk management (continued)

In-the-money derivative financial instrument contracts are with investment grade Canadian and US financial institutions that are also members of the Company’s banking syndicate. At December 31, 2008, three financial institutions held all of the outstanding in-the-money net financial instrument contracts.

The Company regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria. As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-investment grade credit rating.

The maximum credit risk exposure associated with the Company’s financial assets is the carrying amount.

iii)	Liquidity risk

Compton is exposed to liquidity risk which is the risk that the Company will be unable to generate or obtain sufficient cash to meet its commitments as they come due. Mitigation of this risk is achieved through the active management of cash and debt. In managing liquidity risk, in addition to cash flow generated from operating activities, the Company has available $210 million of unused credit facility under the syndicated banking agreement. The Company also has the ability to modify the capital expenditure program when circumstances warrant, to preserve cash.

19.	Supplemental cash flow information

Changes in non-cash working capital items increased (decreased) cash as follows:

Years ended December 31,	2008	2007	2006

Accounts receivable and other current assets	$18,204	$(19,657)	$24,395
Accounts payable	(25,504)	9,352	(62,425)

	$(7,300)	$(10,305)	$(38,030)
Net change in non-cash working capital
Relating to:
Operating activities	$44,350	$(23,366)	$19,823
Investing activities	(51,650)	13,061	(57,853)

	$(7,300)	$(10,305)	$(38,030)

Amounts paid during the year relating to interest expense and capital taxes were as follows:

Years ended December 31,	2008	2007	2006

Interest paid	$60,278	$60,976	$48,857

Current income taxes paid	$44	$41	$14

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

20.	Strategic review and restructuring costs

In response to certain concerns raised by Centennial Energy Partners LLC, a major shareholder of Compton, the Board of Directors of the Company announced, in a news release dated February 28, 2008, that it would undertake a formal review of the Company’s business plans and alternatives for enhancing shareholder value. The review was conducted under the direction of a Special Committee of the Board comprised of Compton’s independent directors.

Subsequent to the completion of the review process, as announced on June 11, 2008, the Company’s Board of Directors had determined to seek a buyer for all of the capital stock of the Company. On October 30, 2008, the Company announced the corporate sale process has been terminated as an acceptable offer for all of the Company’s common shares had not been forthcoming. The Company also announced that all marketing efforts to effect a corporate sale had ceased.

Direct costs associated with, and resulting from the review process totaled $26.5 million. These costs include among others, consulting and advisory fees, legal fees, and costs relating to employee retention. In addition to the strategic review process, and as a result of the termination of the sales process, the Company has reevaluated its organizational structure. Costs associated with this process were $6.0 million at December 31, 2008.

21.	Commitments and contingent liabilities

a)	Commitments

The company has committed to certain payments over the next five years, as follows:

	2009	2010	2011	2012	2013

Accounts payable	$125,292	$-	$-	$-	$-
Bank debt	-	290,000	-	-	-
Senior term notes (US $450m)	-	-	-	-	551,070
Operating leases	18,193	7,426	2,391	1,009	-
Office facilities	5,382	8,747	8,000	7,918	7,918
MPP partnership distributions	3,057	-	-	-	-

	$151,924	$306,173	$10,391	$8,927	$558,988

Commitments on operating leases relate to arrangements on certain production facilities. The annual commitment includes rental payments as well as the buy out option at the end of the lease term. It is the Company’s intention to renew the leases for a further term as they come due.

The Company has entered into a lease agreement for new office facilities commencing 2009. Annual commitments under the lease agreement are approximately $7.9 million per year for the 10 year term. The commitment remaining on the office facilities subsequent to 2013 is $44.2 million.

Payments to MPP relate to payments made pursuant to a processing agreement between the Company and MPP which together with associated management and option agreements expire on May 1, 2009. The Company is in the process of negotiating the renewal of these agreements with MPP for a further five year term. Contractual obligations reflected in the above schedule are for the current remaining term. Based upon existing arrangements, contractual obligations upon renewal would be approximately $9.2 million annually.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

21.	Commitments and contingent liabilities (continued)

b)	Legal proceedings

The Company is involved in various legal claims associated with normal operations. These claims, although unresolved at the current time, in Management’s opinion, are not significant and are not expected to have a material impact on the financial position or results of operations of the Company.

22.	United States accounting principles and reporting

Reconciliation of consolidated financial statements to United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conforms to accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences in those principles, as they apply to the Company’s statements of earnings and other comprehensive income, balance sheets, and statements of cash flow, are described below.

Reconciliation of Net Earnings (loss) under Canadian GAAP to US GAAP:

For the years ended December 31,	2008	2007	2006

Net earnings (loss) for year, as reported	$(43,003)	$129,266	$127,426

Adjustments
Depletion and depreciation, net (Note a)	(21,806)	(625)	(7,744)
Risk management gain, net (Note c)	-	-	1,166
Business combination, net (Note g)	-	(201)	-
Ceiling test write-down, net (Note a)	(566,441)	-	-

Net earnings (loss) – US GAAP	$(631,250)	$128,440	$120,848

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

22.	United States accounting principles and reporting (continued)

Consolidated Statements of Earnings – US GAAP

For the years ended December 31,	2008	2007	2006

Revenue, net of royalties	$490,374	$403,540	$417,160
Expenses
Operating	113,792	101,478	102,643
Transportation	8,378	12,615	12,564
Strategic review costs	32,568	-	-
General and administrative	33,146	31,328	26,231
Interest and finance charges	60,911	63,493	54,075
Depletion and depreciation (Note a)	942,301	152,245	153,964
Other (gains) and losses	113,782	(73,486)	(891)
Accretion of asset retirement obligations	3,142	2,718	2,257
Stock-based compensation	10,778	11,034	10,488
Guarantee (Note f)	-	-	(375)
Loss on equity investment (Note g)	-	159	-
Risk management (gain) loss (Note c)	(21,539)	(6,014)	(65,363)
Earnings (loss) before taxes and
non-controlling interest	(806,885)	107,970	121,567
Income tax recovery (Note a, g)	(181,257)	(26,602)	(6,279)
Non-controlling interest (Note f)	5,622	6,132	6,998

Net earnings (loss) – US GAAP	$(631,250)	$128,440	$120,848

Net earnings (loss) per common share – US GAAP
Basic	$(4.87)	$1.00	$0.95
Diluted	$(4.87)	$0.97	$0.90

Consolidated Statements of Other Comprehensive Income (Loss) – US GAAP

For the years ended December 31,	2008	2007	2006

Net earnings (loss)– US GAAP	$(631,250)	$128,440	$120,848
Defined benefit pension plan (Note e)	434	67	-

Comprehensive income (loss)	$(630,816)	$128,507	$120,848

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

22.	United States accounting principles and reporting (continued)

Consolidated Statements of Accumulated Other Comprehensive Income (Loss) – US GAAP

As at December 31,	2008	2007	2006

Balance, beginning of year	$(826)	$(893)	$-
Defined benefit pension plan (Note e)	434	67	(893)

Balance, end of year	$(392)	$(826)	$(893)

Condensed Consolidated Balance Sheets

As at December 31,	2008		2007
	As reported	US GAAP	As reported	US GAAP

Assets
Cash	$3,892	$3,892	$8,665	$8,665
Other current assets	85,664	85,664	107,357	107,357
Property and equipment (Note a)	2,088,668	1,293,579	2,116,834	2,106,073
Goodwill (Note g)	9,933	9,732	9,933	9,732
Other assets (Notes d, e)	426	9,605	291	9,403
Risk management gain	-	-	14,320	14,320

	$2,188,583	$1,402,472	$2,257,400	$2,255,550

Liabilities and shareholders’ equity
Current liabilities	$127,695	$127,695	$160,170	$160,170
Long-term debt (Note d)	829,321	838,940	832,188	841,577
Asset retirement obligations	34,281	34,281	36,696	36,696
Risk management loss	-	-	1,585	1,585
Unfunded pension liability (Note e)	-	56	-	798
Future income taxes (Notes a, e)	302,834	103,607	293,494	290,203
Non-controlling interest	59,762	59,762	63,311	63,311

	1,353,893	1,164,341	1,387,444	1,394,340

Capital stock (Note b)	237,703	267,690	235,871	265,858
Contributed surplus	33,030	33,030	24,233	24,233
Retained earnings (deficit)	563,957	(62,197)	609,852	571,945
Accumulated other comprehensive
income (loss) (Note e)	-	(392)	-	(826)

	834,690	238,131	869,956	861,210

	$2,188,583	$1,402,472	$2,257,400	$2,255,550

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

22.	United States accounting principles and reporting (continued)

Condensed Consolidated Statements of Cash Flow

For the years ended December 31,	2008	2007	2006

Operating activities
Net earnings (loss)	$(631,250)	$128,440	$120,848
Amortization of deferred charges and other	7,422	8,648	1,996
Depletion and depreciation	942,301	152,245	153,964
Accretion of asset retirement obligations	3,142	2,718	2,257
Unrealized foreign exchange (gain) loss	106,425	(79,740)	(665)
Future income taxes	(181,293)	(26,619)	(6,323)
Unrealized risk management loss	(2,546)	5,467	(29,164)
Other	11,680	10,266	13,392
Change in non-cash working capital	44,350	(23,366)	19,823

Cash from operating activities	300,231	178,059	276,128

Cash from financing activities	(119,776)	60,725	308,170

Cash used in investing activities	(185,228)	(241,995)	(581,376)

Change in cash	(4,773)	(3,211)	2,922

Cash, beginning of year	8,665	11,876	8,954

Cash, end of year	$3,892	$8,665	$11,876

Notes to the consolidated financial statements

a)	Full cost accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and US GAAP differ in the following respects.

Under US GAAP, an impairment test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes. Under Canadian GAAP, a similar impairment test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing to determine whether impairments exist. If impairment exists, then the amount of the write-down is determined using the fair value of reserves. An expense recorded in one period may not be reversed in a subsequent period even though higher oil and gas prices may have increased the ceiling applicable to the subsequent period. Under SEC regulations, the excess above the ceiling is not expensed if, subsequent to the end of the period, but prior to the release of the financial statements, oil and natural gas prices increase sufficiently such that an excess above the ceiling would have been eliminated if the increased prices were used in the calculation.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

22.	United States accounting principles and reporting (continued)

The Company has completed an impairment test calculation at December 31, 2008 which indicated an impairment of its oil and natural gas properties of approximately $566.4 million, net of tax. As a result the Company recorded a reduction to property and equipment and an increase to depletion expense of $755.3 million with a corresponding recovery of future income tax and a reduction of future tax expense of $188.8 million. The December 31, 2007 impairment test indicated a write down of $105 million, net of tax however natural gas prices, subsequent to period end, improved sufficiently to eliminate this calculated impairment.

Based on spot prices for oil and natural gas as at December 31, 2008, commodity hedges increased the full cost ceiling by $6.0 million (December 31, 2007 - $1.1 million), net of income tax.

Depletion and depreciation on property and equipment is provided using the unit-of-production method under Canadian and US GAAP. Both methods use proved reserves to determine the rate. However, for Canadian GAAP, proved reserves are determined using forecasted prices whereas US GAAP applies constant prices. This reconciliation item resulted in a $21.8 million net of tax increase to depletion and depreciation expense for US GAAP purposes during the year ended December 31, 2008 (2007 - $0.6 million, 2006 - $7.7 million).

b)	Future income taxes

Under US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The future income tax adjustments included in the reconciliation of net earnings under Canadian GAAP to US GAAP and the balance sheet effects include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

US GAAP requires flow-through shares be recorded at their fair value without any adjustment for the renouncement of the tax deductions and any temporary difference resulting from the renouncement must be recognized in the determination of tax expense in the year incurred.

The cumulative retained earnings adjustment relating to flow-through shares issued prior to December 31, 2003 was $30.0 million.

The net future income tax liability is comprised of:

As at December 31,	2008	2007

Future income tax liabilities
Property and equipment	$84,825	$249,552
Timing of partnership items	69,290	43,857
Foreign exchange gain on long-term debt	3,170	18,340
Other	1,806	-
Future income tax assets
Non-capital losses carried forward	(36,714)	(5,422)
Attributed Canadian royalty income	(7,795)	(7,810)
Asset retirement obligation	(8,572)	(9,177)
Other	-	(1,201)

Future income taxes	$106,010	$288,139

Net future income taxes	$106,010	$288,139
Current portion, net	(2,403)	2,064
Non-current future income taxes	$103,607	$290,203

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

22.	United States accounting principles and reporting (continued)

c)	Derivative instruments and hedging

On January 1, 2004, the Company adopted under Canadian GAAP, EIC 128 which required derivatives not designated as hedges to be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivative’s fair value are recognized in current period earnings. Under the transitional rules, any gain or loss at the implementation date was deferred and recognized into revenue over the term of the contract. At January 1, 2007, the Company adopted the CICA Handbook Section 3855. Under the new standard, the deferred loss amount was reclassified as an adjustment to opening retained earnings, net of tax, without restatement of prior periods. At December 31, 2006, under the old rules, the reconciling item resulted in a reduction to earnings of $1.2 million net of tax and at December 31, 2007, under the new rules, the deferred amount was fully recognized in earnings for both Canadian and US GAAP purposes and no reconciling item was required. The Company has not designated any of its financial instruments as hedges for accounting purposes under US or Canadian GAAP.

d)	Deferred financing charges

Under US GAAP, discounts on long-term debt are classified as a reduction of long-term debt. For Canadian GAAP, prior to 2007, discounts were recorded as deferred financing charges. At January 1, 2007, the Company adopted the CICA Handbook Section 3855. Under the standard, deferred financing charges are classified as a reduction of senior term notes, without restating prior years and the Company began amortizing these costs using the effective interest method.

In 2007, as a result of the adoption of 3855, transaction costs, netted within senior term notes under Canadian GAAP, have been reclassified to other assets, to be in compliance with US GAAP.

e)	Defined benefit pension plan

At December 31, 2006, the Company adopted, for US GAAP purposes SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FIBS Statements No. 87, 88, 106 and 132(R)”. These amendments required the Company to recognize the over or under funded status of defined benefit pension plans on the balance sheet as either an asset or liability and to recognize changes in the funding status through other comprehensive income. The transitional provisions, on adoption, required an adjustment to the closing balance of accumulated other comprehensive income. Canadian GAAP currently requires recognition of the accrued benefit or liability and does not require the Company to recognize the funded status of the plan on the balance sheet.

f)	Guarantee

As disclosed in Note 4 to the consolidated financial statements, MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. Canadian GAAP only requires disclosure of this type of financial arrangement. US GAAP, under FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, requires the fair valuation of the guarantee and the inclusion of the liability in the consolidated balance sheets. The offsetting adjustment is reflected as a charge to non-controlling interest.

The value of the guarantee at December 31, 2008 was estimated to be $nil (2007 - $nil).

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

22.	United States accounting principles and reporting (continued)

g)	Business combination

On August 15, 2007, the Company closed the acquisition of Stylus as disclosed in Note 3 to these consolidated financial statements. During the five month period prior to close, the Company had acquired 3.7% of the issued and outstanding shares of Stylus on the open market. US GAAP requires retroactive restatement of the initial 3.7% to an equity investment from the date of acquisition to the date of consolidation on change of control. The application of this standard to the acquisition resulted in a prior year charge to earnings of $201 thousand net of tax recovery and a corresponding adjustment to goodwill.

h)	Share based payments

On March 1, 2008 the Company implemented a RSU plan as disclosed in note 14 b) of these consolidated financial statements. Under Canadian GAAP the obligations of the plan are recorded using the intrinsic value method. US GAAP, under SFAS 123 (R), “Share-Based Payment”, measures the obligation using the fair value method. At December 31, 2008 the Company determined that there was no difference in the obligation using either method.

i)	Receivable and payable amounts

As at December 31,	2008	2007
	(in thousands of Canadian dollars)

Accounts receivable includes the following:
Revenue receivable	$2,096	$3,854
Joint interest receivable	17,152	16,594
Accruals	43,161	56,526
Other receivables	2,808	6,170

	$65,217	$83,144

As at December 31,	2008	2007
	(in thousands of Canadian dollars)

Accounts payable includes the following:
Trade payables	$24,133	$37,155
Royalties payable	4,815	5,956
Accruals	94,881	107,215
Other payables	1,463	470

	$125,292	$150,796

j)	Other Current Assets

Included in other current assets are amounts relating to the investment in marketable securities, prepaid expenditures, deposits on purchases and provincial crown royalty deposits.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

22.	United States accounting principles and reporting (continued)

k)	Recent accounting pronouncements

New and revised accounting pronouncements have been evaluated by the Company and it was determined that the following may have a significant impact on the consolidated financial statements:

i)

As at January 1, 2008, the Company adopted, for US GAAP purposes, SFAS 157 “Fair Value Measurements”. The standard provides a common definition of fair value, expands disclosure about fair value measurements, and establishes a methodology for measuring fair value under US GAAP. The adoption of this standard has had no material impact on the Company’s consolidated financial statements.

ii)

As at January 1, 2008, the Company adopted, for US GAAP purposes, the measurement requirements under SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 105 and 132(R)”. This portion of the amended standard requires the Company to measure the funded status of the plan as of the date of the year-end consolidated financial statements. The Company currently measures the funded status of the plan each year-end and there was no significant impact on its consolidated financial statements due to the adoption of this standard.

iii)

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. This standard became effective November 15, 2008 following the SEC’s approval of the Public Company Accounting Oversight Board auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. There was no significant impact on the Company’s consolidated financial statements due to the adoption of this standard.

iv)

As of January 1, 2009, the Company will be required to adopt, for US GAAP purposes, SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51”. Under the standard, the non-controlling interest in a subsidiary is to be classified as a separate component of equity. Also, the US consolidated statement of earnings presentation will require net earnings to include the amounts attributable to both the parent and the non-controlling interest and to disclose these respective amounts. The Company believes the adoption of the standard should not have a material impact on the consolidated financial statements.

v)

As of January 1, 2009, the Company will be required to adopt for US GAAP purposes, SFAS 141(R), “Business Combinations”, which replaces SFAS 141. This revised standard requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at fair value as of the date of acquisition. Also, transaction costs are to be recognized separately from the business combination. The Company is assessing the impact this standard will have on its consolidated financial statements for all transactions entered into after the effective date.

Compton Petroleum Corporation

Notes to the Consolidated Financial Statements

December 31, 2008

(Tabular amounts in thousands of dollars, unless otherwise stated)

22.	United States accounting principles and reporting (continued)

vi)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to increase transparency about the location and amounts of derivative instruments in an entity’s financial statements, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect financial position, financial performance and cash flows. SFAS No. 161 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2008. The Company does not anticipate that the adoption of SFAS No. 161 will have a material impact on the consolidated financial statements.

vii)

On December 31, 2008, the SEC published a final rule to revise its oil and gas reserves estimation and disclosure requirements. The primary objectives of the revisions are to increase the transparency and information value of reserve disclosures and improve comparability after December 31, 2009. The Company anticipates that the implementation of the new rule will provide a more meaningful and comprehensive understanding of oil and gas reserves. The Company does not anticipate that the implementation of the new reporting requirements will have a material impact on the consolidated financial statements.

Supplemental Oil and Natural Gas Information (unaudited)

A)	Net Proved Oil and Natural Gas Reserves

The net proved oil and natural gas reserve estimates as at December 31, 2008, 2007 and 2006 set forth below were prepared in accordance with guidelines established by the Securities and Exchange Commission and accordingly were based on existing economic and operating conditions. Oil and natural gas prices in effect as of the respective year ends were used without any escalation except in those instances where the sale was covered by contract, in which case the applicable contract price was used. Operating costs, royalties, and future development costs were based on current costs with no escalation.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. Moreover, the present value should not be construed as the current market value of the Company’s oil and natural gas reserves or the costs that would be incurred to obtain equivalent reserves. All of the reserves are located in Canada.

Estimated Quantities of Reserves

Years ended December 31,	2008		2007		2006
	Crude oil & NGL’s	Natural Gas	Crude oil & NGL’s	Natural Gas	Crude oil & NGL’s	Natural Gas
	(mbbls)	(mmcf)	(mbbls)	(mmcf)	(mbbls)	(mmcf)

Balance, beginning of year	20,886	602,981	27,620	553,331	29,515	455,503
Revisions of previous estimates	(3,961)	(68,793)	2,247	14,217	(1,130)	66,149
Extensions, discoveries and
other additions	1,213	64,467	933	48,434	1,840	74,649
Acquisitions of minerals in place	41	1,923	1,091	38,286	201	10,270
Dispositions of minerals in place	(5,383)	(29,147)	(8,935)	(9,288)	(229)	(12,939)
Production	(1,379)	(42,227)	(2,070)	(41,999)	(2,577)	(40,301)

Balance, end of year	11,417	529,204	20,886	602,981	27,620	553,331

Proved developed reserves
Balance, beginning of year	17,829	452,871	23,334	411,075	23,827	385,243
Balance, end of year	10,169	404,095	17,829	452,871	23,334	411,075

B)	Capitalized Costs Related to Oil and Natural Gas Activities

The aggregate capitalized costs of oil and natural gas activities and costs incurred in oil and natural gas property acquisitions, development, and exploration activities were as follows (excluding MPP):

Capitalized costs

As at December 31,	2008	2007
	(in thousands of Canadian dollars)

Proved properties	$2,671,816	$2,444,137
Unproved properties:
Acquisition	118,350	159,578
Exploration	97,022	153,827
Accumulated depletion and depreciation	(864,384)	(710,076)

	$2,022,804	$2,047,466

Supplemental Oil and Natural Gas Information (unaudited) (continued)

Costs incurred on unproved properties

		Includes costs incurred in
As at December 31,	Cumm. 2008	2008	2007	2006	Prior Years
	(in thousands of Canadian dollars)

Acquisition	$118,350	$(41,228)	$28,245	$1,843	$129,490
Exploration	97,022	(56,805)	45,340	(35,119)	143,606

	$215,372	$(98,033)	$73,585	$(33,276)	$273,096

Costs incurred

Years ended December 31,	2008	2007	2006
	(in thousands of Canadian dollars)

Acquisition costs (net of disposition)
Proved properties	$(192,934)	$(109,262)	$33,094
Unproved properties	(41,228)	28,245	1,843
Development costs
Development of proved undeveloped reserves	195,459	293,335	304,316
Other	148,568	(41,550)	111,773
Exploration costs	23,451	79,492	72,448

Total costs incurred	$133,316	$250,260	$523,474

Costs are transferred into the depletion base on an ongoing basis as the undeveloped properties are evaluated and proved reserves are established or impairment determined. Pending determination of proved reserves attributable to the above costs, the Company cannot assess the future impact on the amortization rate.

C)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Natural Gas Reserves

The standardized measure of discounted future net cash flows and changes therein relating to proved oil and natural gas reserves (“Standardized Measure”) does not purport to present the fair market value of the Company’s oil and natural gas properties. An estimate of such value should consider, among other factors, anticipated future prices of oil and natural gas, the probability of recoveries in excess of existing proved reserves and acreage prospects, and perhaps different discount rates. It should be noted that estimates of reserve quantities, especially from new discoveries, are inherently imprecise and subject to substantial revisions. The computation also excludes values attributable to the Company’s midstream interests, referred to in the Financial Statements as Mazeppa Processing Partnership.

Under the Standardized Measure, future cash inflows are estimated by applying year end prices, adjusted for contracts currently in place to deliver production to the estimated future production of year end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on year end costs to determine pre-tax cash inflows. Future taxes are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the Company’s tax basis in the associated proved oil and natural gas properties. Tax credits and net operating loss carry forwards are also considered in the future income tax calculation. Future net cash inflows after income taxes are discounted using a 10 percent annual discount rate to arrive at the Standardized Measure.

Supplemental Oil and Natural Gas Information (unaudited) (continued)

Years ended December 31,	2008	2007	2006
	(in thousands of Canadian dollars)

Future cash inflows	$3,695,769	$5,740,433	$5,253,029
Future production costs	(1,598,944)	(2,183,122)	(1,946,470)
Future development costs	(285,452)	(340,215)	(339,699)

Future net cash flows	1,811,373	3,217,096	2,966,860
Income taxes	(192,809)	(518,136)	(519,798)

Total undiscounted future net cash flows	1,618,564	2,698,960	2,447,062
10 percent annual discount for estimated timing of
cash inflows	(842,453)	(1,340,535)	(1,185,942)

Standardized measure of discounted
future net cash flows	$776,111	$1,358,425	$1,261,120

The Company estimates that it will incur $19.0 million in 2009, $72.9 million in 2010 and $103.6 million in 2011 to develop proved undeveloped reserves.

The following table sets forth an analysis of changes in the standardized measure of discounted future net cash flows from proved oil and natural gas reserves:

Years ended December 31,	2008	2007	2006
	(in thousands of Canadian dollars)

Beginning of year	$1,358,425	$1,261,120	$1,571,505
Sales of production, net of production costs	(360,246)	(286,961)	(291,896)
Net change in sales prices, net of production costs	(606,466)	18,800	(731,330)
Extensions, discoveries and additions	68,199	117,276	183,795
Changes in estimated future development costs	83,174	202	(221,882)
Development costs incurred during the period which
reduced future development costs	244,579	281,269	314,251
Revisions in quantity estimates	(125,668)	58,269	(74,504)
Accretion of discount	153,239	144,449	215,170
Purchase of reserves	4,863	116,362	(23,176)
Sales of reserves	148,740	211,215	47,220
Net change in income tax	138,145	9,411	396,818
Changes in production rates (timing) and other	(330,873)	(572,987)	(124,851)

Standardized measure, end of year	$776,111	$1,358,425	$1,261,120